

September 25, 2015

Mail Stop 4546

<u>Via Email</u>
Ignacio Sanz y Arcelus
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
Buenos Aires, Argentina

> **Re:** **BBVA Banco Frances S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 10, 2015**
> **File No. 001-12568**

Dear Mr. Sanz y Arcelus:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Significant changes in financial condition, page 121</u>

1. Your disclosure in the first sentence under the heading indicates that Government and Private Securities showed a significant increase between Fiscal 2014 and Fiscal 2013 "due to the increase in instruments issued by the BCRA because of the liquidity policy implemented by the Bank." With a view to disclosure in future filings, as applicable, please provide us a response letter that explains how your current liquidity policy differs from your prior liquidity policy. In light of your risk factor disclosures on pages 11 and 14, among others, also tell us whether there are material operating and liquidity risks associated with your level of investment in Argentine Central Bank Internal Bills (LEBAC) in recent periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Financial Services II